[redacted]

10028964

S … MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. Seelaus & Co., Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Deforest Avenue, Suite 102
(No. and Street)

Karolina Pajdak
Notary Public of New Jersey
My Commission Exp. Sept. 2, 2010

Summit	New Jersey	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karolina Pajdak 908 273 3011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crane, Tonelli, Rosenberg & Co., LLP
(Name – *if individual, state last, first, middle name*)

25 Deforest Avenue, Suite 101	Summit	NJ	07901
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Seelaus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. Seelaus & Co., Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

President

Title

Notary Public

Karolina Pajdak
Notary Public of New Jersey
My Commission Exp. Sept. 2, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY, CA
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351
www.CTRLLP.com

To the Board of Directors of
R. Seelaus & Co., Inc. and Subsidiary
25 DeForest Avenue
Summit, NJ 07901

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by R. Seelaus & Co., Inc. and Subsidiary and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating R. Seelaus & Co., Inc. and Subsidiary's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). R. Seelaus & Co., Inc.'s management is responsible for R. Seelaus & Co., Inc. and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crane, Tonelli, Rosenberg & Co., LLP
February 23, 2010

R. SEELAUS & CO., INC. & SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2009

(With Independent Auditors' Report)

R. SEELAUS & CO., INC. & SUBSIDIARY

TABLE OF CONTENTS

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351

www.CTRLLP.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
R. Seelaus & Co., Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of R. Seelaus & Co., Inc. and Subsidiary as of December 31, 2009, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R. Seelaus & Co., Inc. and Subsidiary as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Crane, Tonelli, Rosenberg & Co., LLP

February 23, 2010

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 109,723
Receivables from clearing organization	447,822
Securities owned – marketable	3,670,947
Secured demand notes	290,000
Furniture, equipment, and leasehold improvements – net	46,363
Other assets	303,702
	$4,868,557

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payables to clearing organization	$1,534,473
Securities sold, not yet purchased, at market value	24,754
Notes payable	291,686
Accounts payable, accrued expenses and other liabilities	1,410,577
	3,261,490
Commitments, contingencies and guarantees:	
Subordinated borrowings	290,000
Stockholders' equity:	
Common stock, no par value; 1,000,000 shares authorized, 143,190 shares issued and outstanding, stated at $2.31 per share	330,769
Additional paid-in capital	173,343
Retained earnings	1,391,695
	1,895,807
Less: treasury stock, 22,490 shares at cost	(578,740)
Total stockholders' equity	1,317,067
	$4,868,557

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Trading gains	$7,840,499
Commission income	352,472
Investment advisory income	220,078
Interest and dividend income	200,297
Insurance income	92,226
Annuity income	87,172
Other income	86,436
	8,879,180
Total revenue	
Expenses:	
Employee compensation and benefits	6,704,891
Payroll taxes	309,511
Occupancy and equipment	268,050
Non-broker clearance charges	250,551
Bloomberg service	185,338
Stock exchange fees	160,322
Consulting	97,500
Regulatory assessments	85,256
Communications and data processing	74,019
Interest	68,419
Depreciation	19,469
Promotion	10,843
Other operating expenses	329,915
Total operating expenses	8,564,084
Income before income taxes	315,096
Provision for income taxes	3,389
Net income	$ 311,707

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity
Balance at January 1, 2009	143,190	$330,769	$173,343	$1,191,695	22,490	($578,740)	$1,117,067
Net income				311,707			311,707
Distributions				(111,707)			(111,707)
Balance at December 31, 2010	143,190	$330,769	$173,343	$1,391,695	22,490	($578,740)	$1,317,067

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2009

Subordinated borrowings at January 1, 2009	$290,000
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2009	$290,000

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from Operating Activities:	
Net Income	$ 311,707
Adjustments to reconcile net income to	
Net cash provided by operating activities:	
Depreciation	19,469
(Increase) decrease in operating assets:	
Receivables from clearing organization	(98,949)
Securities owned	(400,718)
Other assets	(24,151)
Increase (decrease) in operating liabilities:	
Accrued expenses and other liabilities	955,284
Payables to clearing organization	
Securities sold not yet purchased	(719,008)
Total adjustments	(268,073)
Net cash provided by operating activities	43,634
Cash flows from Investing Activities:	
Acquisitions of furniture, equipment, and leasehold improvements	(18,721)
Net cash used in investing activities	(18,721)
Cash flows from Financing Activities:	
Payment on note payable	155,874
Distributions to shareholders	(111,707)
Net cash provided by financing activities	44,167
Net increase in cash	69,080
Cash at beginning of the year	40,643
Cash at end of the year	$ 109,723
Supplemental cash flows disclosures:	
Cash paid during the year for:	
Interest	$ 66,361
Income taxes	$ 0

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2009

Note 1: Summary of Significant Accounting Policies:

Description of Company

The Company organized in 1984, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are located throughout the United States, with offices in Summit, New Jersey and Boston, Massachusetts.

Principles of Consolidation

The consolidated financial statements include the Company and its wholly-owned immaterial subsidiary. Intercompany balances and transactions have been eliminated in consolidation.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on trade date basis. Customer securities transactions and the related commission revenue and expense are recorded on a settlement date basis, which is not materially different than if transactions were recorded on the trade date.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. All investments as of December 31, 2009 are held at an outside location by a clearing organization.

Traded securities consist principally of municipal and government obligations in order to provide income which is exempt from federal and/or state income taxes for the fixed-income investor. Other heavily traded securities include corporate bonds.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

(Continued)

Note 1: Summary of Significant Accounting Policies: (Continued)

Income Taxes

The Company elected S corporation status effective since January 1, 2003 (Note 8). Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2009, there are no unrecognized tax benefits.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events have been evaluated through February 23, 2010, which is the date the financial statements were issued.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2009

Note 2: Fair Value of Financial Instruments:

Statement of Financial Accounting Standards No. 107, (now part of ASC 820, Fair Value Measurements and Disclosures), "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments. The carrying value of the Company's long-term notes payable and subordinated borrowings approximates the fair value based on the current rates available to the Company for debt with substantially the same characteristics and maturities.

Note 3: Securities Owned and Sold, Not Yet Purchased:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2009, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2009.

Marketable securities owned and sold not yet purchased, consist of trading and investment securities at market values as follows:

	December 31, 2009	
	Owned	Sold Not Yet Purchased
State and municipal obligations	$2,654,672	$10,009
Corporate bonds, debentures, and notes	953,247	14,742
Obligations of U.S. government	51,240	3
Other securities	11,788	-
	$3,670,947	$24,754

Note 4: When-Issued Securities:

The Company enters into certain transactions involving securities sold on a when-issued basis (when-issued securities). When-issued securities provide for the delayed delivery of the underlying instrument. The market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

(Continued)

Note 4: When-Issued Securities: (Continued)

When-issued securities transactions are entered into for trading purposes or to economically hedge other positions or transactions and are therefore subject to varying degrees of market and credit risk. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition.

Note 5: Fair Value Measurements:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2009

Note 5: Fair Value Measurements: (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned:				
State and municipal	$ -	$2,654,672	$ -	$2,654,672
Corporate debt	-	953,247	-	953,247
U.S government and agency	-	51,240	-	51,240
Other debt securities	11,788	-	-	11,788
Total	$11,788	$3,659,159	$ -	$3,670,947
LIABILITIES				
Securities sold, not yet purchased:				
State and municipal	$ -	$ 10,009	$ -	$ 10,009
Corporate debt	-	14,742	-	14,742
U.S. government and agency	-	3	-	3
Total	$ -	$ 24,754	$ -	$ 24,754

To determine the fair value of the securities, market conditions are combined with descriptive information on all the individual securities, including interest rates, payment schedules, ratings, insurance status, call and put schedules and other relevant information. All of these become points in a "matrix" that influence the fair value of the securities.

Note 6: Liabilities Subordinated to Claims of General Creditors:

The borrowings under subordination agreements at December 31, 2009 are listed below:

Liability pursuant to secured demand note collateral agreement, 9% interest paid monthly through April 15, 2011 based on $200,000 balance. Interest expense was $18,000 for the year ended December 31, 2009.	$190,000

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2009

Note 6: Liabilities Subordinated to Claims of General Creditors: (Continued)

Liability pursuant to secured demand note collateral agreement with an individual related to the majority stockholder, 8% interest paid monthly through April 15, 2011. Interest expense was $8,000 for the year ended December 31, 2009.	100,000
	$290,000

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings approximates the carrying value.

Note 7: Furniture, Equipment, and Leasehold Improvements:

Furniture, equipment, and leasehold improvements at December 31, 2009 are summarized as follows:

Office machinery and equipment	$ 177,626
Furniture	109,066
Leasehold improvements	55,009
	341,701
Less: Accumulated depreciation	(295,338)
Furniture, equipment, and leasehold improvements-net	$ 46,363

Note 8: Receivables from and Payables to Clearing Organization:

The receivables from the clearing organization are commissions receivable. The payables to clearing organizations are loans collateralized by marketable securities at rates related to the Federal Funds rate.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2009

Note 9: Commitments:

The Company is obligated under non-cancelable operating leases for office facilities and equipment expiring at various dates through December, 2012. The future minimum rental payments for the next five years and in the aggregate under the above lease agreements are as follows:

Years Ending December 31,	
2010	$239,368
2011	50,728
2012	2,016
2013	-
2014	-
Total future minimum lease payments	$292,112

Rent expense under all operating leases was approximately $268,050 for the year ended December 31, 2009.

Note 10: Income Taxes:

The provision for income taxes for the year ended December 31, 2009 of $3,389 has been provided in the financial statements for state corporate income tax obligations based upon the Company's current tax filing status as an S corporation. The Company elected S corporation status effective January 1, 2003. Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional income tax obligations.

Note 11: Notes Payable:

Notes payable at December 31, 2009 consists of the following:

Note payable – Cellitti, due in annual installments of $115,748 plus interest at an annual rate of 6%, maturing July 16, 2011	$231,496

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2009

Note 11: Notes Payable: (Continued)

Note payable – Pedretti, due in annual installments of $20,063 plus interest at an annual rate of 4.7%, maturing June 14, 2012	60,190
	$291,686

Principal payments due on the above notes for each of the subsequent three years are as follows as of December 31, 2009:

2010	$135,812
2011	135,811
2012	20,063
	$291,686

The fair value of long-term notes payable approximates carrying value.

Note 12: Principal Transactions:

The Company's principal transaction revenues by reporting categories, including derivatives, at December 31, 2009 are the following:

Municipal Trading Gains	$4.17
Corporate Trading Gains	2.80
Government Trading Gains	.87
UIT Trading Gains	-
	$7.84

Note 13: Employee Benefit Plan:

The Company maintains a 401(k) plan, which covers substantially all of its full-time employees. The plan permits employees to invest up to 100% of their compensation, subject to IRS annual limitations, in the employee's choice of mutual funds. The Company matches 100% of the first 3% of employee's contributed compensation and 50% of the next 2% of employee's contributed compensation. During the year ended December 31, 2009, the Company contributed approximately $116,000 to the plan.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2009

Note 14: Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $1,058,898, which is $808,898 in excess of required net capital of $250,000. The Company's net capital ratio at December 31, 2009 was 1.61 to 1.

Note 15: Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiary:

	RSC Financial Products, LLC
Total assets	$59,306
Stockholders' equity	$27,160

The $27,160 of stockholders' equity of the broker-dealer subsidiary is included as capital in a consolidated computation of the Company's net capital, because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

Note 16: Annual Report on Form X-17A-5:

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

Note 17: Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

* * * * *

SCHEDULE I

R. SEELAUS & CO., INC. & SUBSIDIARY
COMPUTATION OF NET CAPITAL AND REQUIRED NET
CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Net Capital:

Stockholders' Equity from Statement of Financial Condition	$1,317,067
Add: Subordinated borrowings (allowable in computation of net capital)	290,000
Total Capital and Allowable Subordinated Borrowings	1,607,067
Deductions and Charges:	
Non-Allowable Assets	258,480
Net Capital Before Haircuts on Security	1,348,587
Positions (tentative net capital)	289,689
Haircuts on Securities	
Net Capital	$1,058,898

Aggregate Indebtedness:

Accrued Expenses and Other Liabilities	$1,702,263
Payable to Brokers and Dealers	
Total Aggregate Indebtedness	$1,702,263

Computation of Basic Net Capital Requirement:

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness of $1,702,264)	$ 113,484
Minimum Dollar Net Capital Requirement	$ 250,000
Net Capital Required	$ 250,000
Excess Net Capital at 1,500%	$ 808,898
Excess Net Capital at 1,000%	$ 758,898
Ratio of Aggregate Indebtedness to Net Capital	1.61 to 1

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2009, as amended, filed on February 25, 2010.

SCHEDULE II

R. SEELAUS & CO., INC. & SUBSIDIARY
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Credit Balances	NONE
Debit Balances	NONE
Reserve Computation:	
Excess of Total Credits Over Total Debits	NONE
Required Deposit	NONE
Frequency of Computation:	NOT APPLICABLE

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there are no material differences between the computation for determination of reserve requirements as computed above and the computation by the Company included in the Form X-17A-5 as of December 31, 2009, as amended, filed on February 25, 2010.

SCHEDULE III

R. SEELAUS & CO., INC. & SUBSIDIARY
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

State the Market Value and the Number of Items:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2009 (for which instructions to reduce to possession or control had been issued as of that date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	NONE
Number of Items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of Items	NONE

See accompanying auditor's report